PORTSMOUTH SQUARE, INC.
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

September 25, 2009

Robert Telewicz
Senior Staff Accountant
Mark Rakip
Staff Accountant
Howard Efron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  Portsmouth Square, Inc.
     Form 10-KSB for the fiscal year ended June 30, 2008
     Filed September 25, 2008
     File No. 0-4057

Gentlemen:

This letter to supplement our prior submissions of March 16, 2009, May 22, 2009, July 21, 2009 and August 24, 2009 in response to your comment letters regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of Portsmouth Square, Inc. ("Portsmouth" or the "Company") as they pertain to the minority interest in Justice Investors ("Justice" or the Partnership").

Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------

Minority Interest, page 31
--------------------------

SUPPLEMENTAL RESPONSE:

We understand that the Staff would like further clarification and support of the Company's position regarding the contractual obligations of Evon Corporation, and its related limited partners, under the Justice limited partnership agreements. By E-mail and FedEx, we have forwarded the following limited partnership agreements, amendments and certificates for the Staff's consideration:

    1.  Limited Partnership Agreement dated, July 10, 1967.
    2.  Amended Limited Partnership Agreement dated March 20, 1968.
    3.  Amended Certificate of Limited Partnership, filed September 10, 1971.
    4.  Agreement dated April 25, 1978.
    5.  Amended Limited Partnership Agreement, dated January 1, 1979.
    6.  Amended Certificate of Limited Partnership, filed May 11, 1982.
    7.  Amended Certificate of Limited Partnership, filed September 27, 1983.


As evidenced by the number of agreements listed above, the Justice limited partnership agreement has gone through numerous changes since the Partnership was formed in July 1967. Initially, Justice Enterprises, Inc. ("Enterprises") was the sole general partner of Justice. Since Enterprises held the development rights for the site on which the Hotel was to be constructed, it made no capital contributions for its general and limited partnership interest and its capital account was not credited with any initial amount, but was to be allocated 10% of the net profit or loss of the Partnership as well as 11-1/9% of the total initial capital accounts of the limited partners (later set at $167,000) upon liquidation of the Partnership.

Paragraph 18 of the July 10, 1967 Limited Partnership Agreement provides in relevant part:

     "If after allocation of all gain or loss to the partners' accounts, there shall be a deficit in the general partner's account, than it shall contribute the amount of its deficit to the partnership which shall distribute such sum among the limited partners in the proportion in which they are entitled to share in the partnership profits."

By March 1968, Portsmouth had become a significant limited partner in Justice and was made a general partner along with Enterprises as reflected in the March 20, 1968 Amended Limited Partnership Agreement. To differentiate the obligations of Enterprises regarding deficits in its account, from those of the new general partner, Portsmouth, Paragraph 18 was amended to read in relevant part:

     "If after allocation of all gain or loss to the partners' accounts, there shall be a deficit in the Justice Enterprises, Inc. account, than it shall contribute the amount of its deficit to the partnership which shall distribute such sum among the limited partners in the proportion in which they are entitled to share in the partnership profits."


On September 10, 1971, an Amended Certificate of Limited Partnership was filed by Justice setting forth the capital contributions of the limited partners. Based on the information set forth in that Certificate, the table below shows
(i) the total amount of capital contributions of Portsmouth, the other limited partners as a group, and Enterprises, and (ii) their respective percentage shares of the profit and loss of the Partnership.

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

                                  Capital Contribution         Percentage P&L
                                  --------------------         --------------
   Portsmouth Square, Inc.            $2,689,100                  60.505%
   Other Limited Partners             $1,309,700                  29.495%
   Justice Enterprises                $        -                  10.000%
                                      ----------                 --------
                                      $3,998,800                 100.000%

If Enterprises would have made a capital contribution for its 10% share of the profit and loss of the Partnership, that contribution would have been approximately $444,311 as of September 10, 1971.

On April 25, 1978, Portsmouth and Enterprises entered into an Agreement for the partial liquidation of Portsmouth's limited partnership interest from 60.505% to 49.8%. As a result of that Agreement a new Amended Limited Partnership Agreement was entered into on January 1, 1979. In that Amended Limited Partnership Agreement, Paragraph 18 was amended to extend the obligation of Enterprises to contribute the amount of its deficit to the partnership to its "successor in interest".

      "If after allocation of all gain or loss to the partners' accounts, there shall be a deficit in the Justice Enterprises, Inc. account, or the successor in interest to the present 10% interest held by Justice Enterprises, Inc. it shall contribute the amount of its deficit to the partnership which shall distribute such sum among the limited partners in the proportion in which they are entitled to share in the partnership profits."

On May 11, 1982, a new Amended Certificate of Limited Partnership was filed by Justice setting forth the new capital contribution and percentages shares of profit and loss after giving effect to the partial liquidation of Portsmouth's limited partnership interest. The following table summarizes that information:

                                  Capital Contribution         Percentage P&L
                                  --------------------         --------------
   Portsmouth Square, Inc.            $1,172,711                  49.80%
   Other Limited Partners             $1,309,700                  37.49%
   Justice Enterprises                $        -                  12.71%
                                      ----------                 --------
                                      $2,482,411                 100.00%

On September 27, 1983, the Partnership filed another Amended Certificate of Limited Partnership setting forth in Paragraph 13 that Enterprises withdrew as general partner and Evon Garage Corporation ("Evon") was made a general partner with Portsmouth. Paragraph 13 also discussed the fact that Evon succeeded to a portion of the share of the net profits to which Enterprises was entitled and the remainder of its interest was distributed to its shareholders, who were made limited partners of Justice. The September 27, 1983 Amended Certificate also set forth a new Schedule of Partners after the distribution of the interests of Enterprises to its shareholders, who became the "successors" to the rights obligations of Enterprises under the partnership agreement. Most of those persons and entities can be identified on the schedule as having a percentage share of the profit and loss of the Partnership, but no associated capital contribution amount.

As of June 30, 2008, Justice had a total Partnership deficit of $13,586,000, of which $6,793,000 (50%) was reflected on Portsmouth's balance sheet as "Minority interest in Justice Investors". Giving credit for their respective capital contributions and their percentage share of the profit and loss, the total Partnership deficit should be allocated among the limited partners as follows:

        Portsmouth - 50%                    $6,793,000
         Capital contribution               (1,172,711)
                                             ---------
                                            $5,620,289  - 41.37%

        Limited Partners - 37.29%           $5,066,219
         Capital contributions              (1,309,700)
                                             ---------
                                            $3,756,519  - 27.65%

        Enterprises Successors - 12.71%     $1,726,781
         Contribution liabilities to
         limited partners for deficit        2,482,411
                                             ---------
                                            $4,209,192  - 30.98%

Please note that the total partnership deficit as of June 30, 2008, includes $1,450,000 in limited partnership distributions paid during that fiscal year. As discussed in our August 24, 2009 submission, accumulated partnership distributions for calendar years 1996 through 2008 were approximately $45,062,000.

We still believe that our interpretation of the provisions of Paragraph 15 of FASB ARB No. 51, and the exceptions thereto (as discussed in our August 24, 2009 submission) are correct. There is no specific provision that that the binding obligation of the minority interest be "present". In that regard, we submit that our position regarding the separate obligations of Evon Corporation, as the managing general partner, still has merit and provides another exception to Paragraph 15 that the Company meets.

We submit that any revisions to the Company's previously issued financial statements to charge all of the losses of Justice to Portsmouth would result in financial statements that are not transparent and which do not fairly represent the Company's financial position and results of operations, and would only result in confusion for investors. The Company's current financial statements provide a full and expanded disclosure of the Company' interest in Justice and the results of operations of the Hotel and are a true representation of the Company's business. Since the Company has demonstrated that it fits within at least one of the exceptions to Paragraph 15, we believe that no revisions to its financial statements should be required. We submit that, to subject a smaller reporting company to a very costly and time consuming restatement process, is not warranted under the present facts and circumstances.

As discussed in our prior submission, FASB Statement No. 160, which will become effective for the Company's fiscal year beginning July 1, 2009, was enacted to address and clarify the many gaps, conflicts and uncertainties in the guidance that existed under ARB No. 51. Although the Company prepared its financial statements in accordance with that prior guidance, it looks forward to the implementation of Statement No. 160 which will put an end to any future uncertainties.

In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee

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